

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 7, 2024

Qian Wang
Chief Executive Officer
YSMD, LLC
745 5th Ave, Suite 500
New York, NY 10151

> **Re: YSMD, LLC**
> **Post Qualification Amendment to Form 1-A**
> **Filed January 19, 2024**
> **File No. 024-12008**

Dear Qian Wang:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post Qualification Amendment to Form 1-A

Series Offering Table, page 5

1. Please update your disclosure here and elsewhere in your offering statement to reflect the current status of your open offerings including the status of your acquisitions of the underlying properties and the number of interests sold to date.

Bonus Interests, page 29

2. Please provide an expanded description of your bonus interest program to clarify the terms of the program including its duration and who may acquire the interests. We note that on your website you appear to be offering bonus interests to first time purchasers for a limited time period. Also, please quantify the maximum number of bonus interests that may be issued in connection with the offering of series interests and include those interests in the total number of shares being offered. Disclose the price per unit assuming the issuance of bonus interests. Please have counsel revise the legal opinion to include the additional bonus interests that you are offering.

3. It appears from your website that you may be offering bonus interests in the Series Buttonwood 19-3. With a view to disclosure, please tell us what exemption to Section 5 of the Securities Act 1933 you are relying upon to offer those interests or advise.

Use of Proceeds, page 32

4. We note your disclosure regarding each series that such series may loan Available Funds to the Managing Member in exchange for an interest bearing promissory note. The promissory note shall terminate upon the earlier of: (a) the maturity of such promissory note and (b) the termination of such series offering at which point the funds shall be repaid to be used toward the use of proceeds identified in the tables. Please provide prominent disclosure in the summary and elsewhere in the offering statement regarding your plans to use proceeds to acquire promissory notes and describe clearly the proposed terms of such notes, the purpose of these loans, and the risk that the Managing Member will not be able to repay the loans and the series will not be able to purchase the property . Also, tell us your consideration of whether the acquisition of such notes would require registration of a series or YSMD under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review

19-21 Buttonwood LLC, Unaudited Financial Statements As of June 30, 2023 and December 31, 2022 and for the six months ended June 30, 2023, page F-38

5. Please tell us why you are unable to provide separate audited historical financial statements and unaudited interim financial statements for each of the underlying properties to be acquired by Series Buttonwood 19-3 and Series Buttonwood 21-2. We note your inclusion of the audited historical financial statements and unaudited interim financial statements of 19-21 Buttonwood which disclosure on page F-43 states was formed to own 19-21 Buttonwood Street, a 12-bedroom student hosing property. We also note disclosure on page F-132 that states that Buttonwood owns six condo units, which unit 19-3 and unit 21-2 will be offering and acquired by two new series. Please tell us what properties are included in the 19-21 Buttonwood audited and unaudited financial statements and why you believe these financial statements are appropriate for inclusion in the filing.

Unaudited Pro Forma Combined Financial Statements, page F-125

6. It appears you have provided two sets of unaudited pro forma combined financial statements. Please tell us how your presentation, including the periods provided, is consistent with the guidance in Rule 8-05 and Article 11-02(c) of Regulation S-X. We also note the disclosure on page F-131 that states that the unaudited pro forma combined balance sheets of YSMD LLC, Spruce, Hilgard, Buttonwood and 33 Mine as of June 30, 2023, has been prepared to reflect the effects of the Spruce, Hilgard, Buttonwood and 33

Mine acquisitions as if each occurred on January 1, 2023. Please advise or revise. Refer to Article 11-02(a)(6)(i)(A) of Regulation S-X.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jill Wallach, Esq.